Exhibit 99.1

Genmab Commences Binding Arbitration of Two Matters Under License Agreement with Janssen

Company Announcement

Copenhagen, Denmark; September 22, 2020 – Genmab A/S (Nasdaq: GMAB) announced today that it has commenced binding arbitration of two matters arising under its license agreement with Janssen Biotech, Inc. (Janssen) relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on sales of daratumumab (marketed as DARZALEX® for intravenous administration and, in the United States, as DARZALEX FASPRO™ for subcutaneous administration).

The arbitration first is to settle whether Genmab is required to share in Janssen’s royalty payments to Halozyme Therapeutics, Inc. for the Halozyme enzyme technology used in the subcutaneous formulation of daratumumab. The royalties Janssen pays to Halozyme represent a mid-single digit percentage rate of subcutaneous daratumumab sales. Janssen has started reducing its royalty payments to Genmab by what it claims to be Genmab’s share of Janssen’s royalty payments to Halozyme for the second quarter of 2020.

The arbitration is also to settle whether Janssen’s obligation to pay royalties on sales of licensed product extends, in each applicable country, until the expiration or invalidation of the last-to-expire relevant Genmab-owned patent or the last-to-expire relevant Janssen-owned patent covering the product, as further defined and described in the license agreement. The relevant Genmab-owned issued U.S., European and Japanese patents will expire in the late 2020s and early 2030s. The relevant Janssen-owned issued patents and patent applications (if granted) covering the subcutaneous formulation of daratumumab would expire in the mid-2030s.

Under the agreement, the arbitration will be conducted in New York pursuant to the rules of the CPR Institute for Dispute Resolution for Non-Administered Arbitration before a panel of three arbitrators. While Genmab intends to vigorously protect its rights under the agreement, the outcome of any arbitration proceeding, as well as its duration, is inherently uncertain. The arbitration will be confidential, subject to the parties’ disclosure obligations under applicable law. Other than pursuant to these obligations, Genmab does not intend to comment or provide additional information regarding the arbitration until an order on the merits or other material order is issued in the arbitration or the arbitration is otherwise concluded. While the arbitration is pending, Genmab’s collaborations with Janssen on daratumumab and HexaBody®-CD38 will continue.

Based on currently available information, Genmab does not expect these matters to materially affect its 2020 financial guidance.

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of the following approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Kesimpta® (subcutaneous ofatumumab, under agreement with Novartis AG), for the treatment of adults with relapsing forms of multiple sclerosis in the U.S. and TEPEZZA® (teprotumumab, under agreement with Roche granting sublicense to Horizon Therapeutics plc) for the treatment of thyroid eye disease in the U.S. A subcutaneous formulation of daratumumab, known as DARZALEX FASPRO™ (daratumumab and hyaluronidase-fihj) in the U.S., has been approved in the U.S. and Europe for the treatment of adult patients with certain multiple myeloma indications. The first approved Genmab created therapy, Arzerra® (ofatumumab, under agreement with Novartis AG), approved for the treatment of certain chronic lymphocytic leukemia indications, is available in Japan and is also available in other territories via compassionate use or oncology access programs. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 39
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Commences Binding Arbitration of Two Matters Under License Agreement with Janssen indications, other blood cancers and amyloidosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with sites in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan.

Contact:
Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® and Kesimpta® are trademarks of Novartis AG or its affiliates. DARZALEX® and DARZALEX FASPRO™ are trademarks of Janssen Pharmaceutica NV. TEPEZZA® is a trademark of Horizon Therapeutics plc.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 39
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122